APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Les Gourmands, LLC

	Jan - Dec 19	Jan - Dec 18	$ Change	% Change
Ordinary Income/Expense				
Income				
Finished products inventory	342.00	173.60	168.40	97.01%
Interest Income	2.00	0.71	1.29	181.69%
Merchandise Sales	679,310.47	575,694.00	103,616.47	18.0%
Online sales - Paypal	0.00	6,464.97	-6,464.97	-100.0%
Shipping online sales	0.00	54.00	-54.00	-100.0%
Tyme Food Income	1,660.66	0.00	1,660.66	100.0%
Total Income	681,315.13	582,387.28	98,927.85	16.99%
Cost of Goods Sold				
Beverage supplies	18,114.33	10,010.65	8,103.68	80.95%
Discounts Given	11,415.38	14,424.81	-3,009.43	-20.86%
Food supplies	87,526.19	78,018.77	9,507.42	12.19%
Freight	4,647.57	4,639.45	8.12	0.18%
Packaging	22,214.65	17,611.37	4,603.28	26.14%
Paypal fees	0.00	293.73	-293.73	-100.0%
Total COGS	143,918.12	124,998.78	18,919.34	15.14%
Gross Profit	537,397.01	457,388.50	80,008.51	17.49%
Expense				
Advertising and Promotion				
Marketing	241.35	6,306.29	-6,064.94	-96.17%
Advertising and Promotion - Other	13.85	735.75	-721.90	-98.12%
Total Advertising and Promotion	255.20	7,042.04	-6,786.84	-96.38%
Bank Service Charges				
Payment service fees	24,491.17	16,913.19	7,577.98	44.81%
Bank Service Charges - Other	523.43	336.56	186.87	55.52%
Total Bank Service Charges	25,014.60	17,249.75	7,764.85	45.01%
Computer and Internet Expenses	4,191.59	4,071.82	119.77	2.94%
Depreciation Expense	27,694.59	26,896.98	797.61	2.97%
Dues & Subscription	120.00	156.00	-36.00	-23.08%
Insurance Expense				
Businessowners Policy	3,720.20	3,078.64	641.56	20.84%
Dental Insurance	1,356.72	226.12	1,130.60	500.0%
Workers Compensation	16,251.44	7,541.24	8,710.20	115.5%
Insurance Expense - Other	19,497.42	19,234.19	263.23	1.37%
Total Insurance Expense	40,825.78	30,080.19	10,745.59	35.72%
Licenses & Permits	1,107.77	2,270.65	-1,162.88	-51.21%
Meals & Entertainment	799.18	309.99	489.19	157.81%
Misc Costs	0.10	1.94	-1.84	-94.85%
Office Supplies	2,693.95	2,567.96	125.99	4.91%
Payroll Expenses				
FICA	5,866.17	4,249.32	1,616.85	38.05%

Les Gourmands, LLC

	Jan - Dec 19	Jan - Dec 18	$ Change	% Change
FUTA	164.67	144.16	20.51	14.23%
Gross wages	75,106.58	52,850.05	22,256.53	42.11%
Other Compensation	0.00	807.00	-807.00	-100.0%
SUI	956.41	845.44	110.97	13.13%
Total Payroll Expenses	82,093.83	58,895.97	23,197.86	39.39%
Postage & delivery	58.75	0.00	58.75	100.0%
Professional Fees				
Accounting fees	29,633.45	34,242.60	-4,609.15	-13.46%
Consulting fees	8,974.00	6,700.00	2,274.00	33.94%
Legal fees	2,798.83	9,318.58	-6,519.75	-69.97%
Payroll fees	2,231.15	1,613.29	617.86	38.3%
Total Professional Fees	43,637.43	51,874.47	-8,237.04	-15.88%
Rent Expense				
Business location	70,452.90	79,593.69	-9,140.79	-11.48%
Equipment	650.63	1,050.78	-400.15	-38.08%
Rental charges	30,028.07	23,541.52	6,486.55	27.55%
Storage	540.00	1,956.00	-1,416.00	-72.39%
Rent Expense - Other	0.00	0.00	0.00	0.0%
Total Rent Expense	101,671.60	106,141.99	-4,470.39	-4.21%
Repairs and Maintenance	4,540.85	145.00	4,395.85	3,031.62%
Shipping & Handling	0.00	59.89	-59.89	-100.0%
Small Equipment	4,592.01	5,704.33	-1,112.32	-19.5%
Telephone Expense	1,978.66	2,074.39	-95.73	-4.62%
Travel expenses				
Air fare	162.02	1,361.62	-1,199.60	-88.1%
Taxi	1,203.52	0.00	1,203.52	100.0%
Total Travel expenses	1,365.54	1,361.62	3.92	0.29%
Tyme commissions	104.06	0.00	104.06	100.0%
Use Tax	0.00	272.00	-272.00	-100.0%
Utilities				
Shop	14,856.08	12,149.73	2,706.35	22.28%
Total Utilities	14,856.08	12,149.73	2,706.35	22.28%
Total Expense	357,601.57	329,326.71	28,274.86	8.59%
Net Ordinary Income	179,795.44	128,061.79	51,733.65	40.4%
Other Income/Expense				
Other Income				
Other Income	0.72	0.00	0.72	100.0%
Sales of Fixed assets proceeds	0.00	6,000.00	-6,000.00	-100.0%
Total Other Income	0.72	6,000.00	-5,999.28	-99.99%
Other Expense				
Ask My Accountant	0.00	0.00	0.00	0.0%

Les Gourmands, LLC

	Jan - Dec 19	Jan - Dec 18	$ Change	% Change
CA Income Tax	5,800.00	800.00	5,000.00	625.0%
Fixed assets - Net book value	0.00	9,212.08	-9,212.08	-100.0%
Penalty	264.61	2,273.28	-2,008.67	-88.36%
Sales Tax	1,150.27	980.00	170.27	17.37%
Total Other Expense	7,214.88	13,265.36	-6,050.48	-45.61%
Net Other Income	-7,214.16	-7,265.36	51.20	0.71%
Net Income	**172,581.28**	**120,796.43**	**51,784.85**	**42.87%**

Les Gourmands, LLC

	Dec 31, 19	Dec 31, 18	$ Change	% Change
ASSETS				
Current Assets				
Checking/Savings				
BoW #1809	102,826.56	54,351.07	48,475.49	89.19%
BoW#0108	100.00	100.00	0.00	0.0%
Cash in Drawer	2,053.75	1,062.16	991.59	93.36%
CNB - Collateral CC xx5397	5,002.71	5,000.71	2.00	0.04%
CNB - xx7306	7,259.00	0.00	7,259.00	100.0%
CONTROL ACCOUNT - xx1007	400.00	400.00	0.00	0.0%
Paypal Account - xx8VZ2	1,954.85	1,954.85	0.00	0.0%
Paypal Account - xxNPC8	2,470.58	2,470.58	0.00	0.0%
Total Checking/Savings	122,067.45	65,339.37	56,728.08	86.82%
Accounts Receivable				
Accounts Receivable	383.76	0.00	383.76	100.0%
Total Accounts Receivable	383.76	0.00	383.76	100.0%
Other Current Assets				
Credit memo to receive	0.00	20,000.00	-20,000.00	-100.0%
Inventory - Beverage supplies	3,926.50	1,938.50	1,988.00	102.55%
Inventory - Finished products	5,919.10	5,577.10	342.00	6.13%
Inventory - Food supplies	3,020.42	2,027.45	992.97	48.98%
Inventory - Packaging stock	8,033.90	7,702.70	331.20	4.3%
Prepaid Expenses	18,110.04	32,881.10	-14,771.06	-44.92%
Undeposited Funds	129.88	-102.37	232.25	226.87%
Total Other Current Assets	39,139.84	70,024.48	-30,884.64	-44.11%
Total Current Assets	161,591.05	135,363.85	26,227.20	19.38%
Fixed Assets				
Accumulated Depreciation				
Leasehold Improvement	-27,571.52	-15,317.48	-12,254.04	-80.0%
Machinery & Equipment	-33,025.90	-17,585.35	-15,440.55	-87.8%
Total Accumulated Depreciation	-60,597.42	-32,902.83	-27,694.59	-84.17%
Goodwill	487,500.00	487,500.00	0.00	0.0%
Machinery and Equipment				
3 level glass refrigerated disp	3,145.42	0.00	3,145.42	100.0%
Carpigiani Pastochef	14,647.50	14,647.50	0.00	0.0%
Fork Kneader	12,400.24	12,400.24	0.00	0.0%
Freezer	12,965.40	12,965.40	0.00	0.0%
Handling Rack	4,260.48	4,260.48	0.00	0.0%
Ipad Revel	1,983.42	1,983.42	0.00	0.0%
Ovens	23,970.48	23,970.48	0.00	0.0%
Planetary Mixer	8,515.42	8,515.42	0.00	0.0%
Refrigerated Table	7,446.52	7,446.52	0.00	0.0%
Refrigerator	7,226.95	7,226.95	0.00	0.0%

Les Gourmands, LLC

	Dec 31, 19	Dec 31, 18	$ Change	% Change
Retarder-Proofer	16,117.42	16,117.42	0.00	0.0%
Reversible Dough Sheeter	7,771.58	7,771.58	0.00	0.0%
Water chiller	4,497.79	4,497.79	0.00	0.0%
Machinery and Equipment - Other	22,153.45	22,153.45	0.00	0.0%
Total Machinery and Equipment	147,102.07	143,956.65	3,145.42	2.19%
Shop Improvement				
Electricity Improvement	7,161.20	7,161.20	0.00	0.0%
Inspection fees	9,431.31	9,431.31	0.00	0.0%
Leasehold Improvement	165,770.05	165,770.05	0.00	0.0%
License & Permits	965.00	965.00	0.00	0.0%
Total Shop Improvement	183,327.56	183,327.56	0.00	0.0%
Total Fixed Assets	757,332.21	781,881.38	-24,549.17	-3.14%
Other Assets				
Security Deposit	25,886.44	25,886.44	0.00	0.0%
Total Other Assets	25,886.44	25,886.44	0.00	0.0%
TOTAL ASSETS	**944,809.70**	**943,131.67**	**1,678.03**	**0.18%**
LIABILITIES & EQUITY				
Liabilities				
Current Liabilities				
Accounts Payable				
Accounts Payable	34,217.74	42,661.00	-8,443.26	-19.79%
Total Accounts Payable	34,217.74	42,661.00	-8,443.26	-19.79%
Credit Cards				
Credit card xx3429	4,639.81	606.92	4,032.89	664.49%
Total Credit Cards	4,639.81	606.92	4,032.89	664.49%
Other Current Liabilities				
Accrued expenses	8,082.07	11,463.00	-3,380.93	-29.49%
Gift Cards Outstanding	10,025.32	11,040.20	-1,014.88	-9.19%
Payroll Liabilities - Wages	414.44	459.75	-45.31	-9.86%
Sales Tax Payable	450.95	257.00	193.95	75.47%
Use Tax payable	0.00	272.00	-272.00	-100.0%
Total Other Current Liabilities	18,972.78	23,491.95	-4,519.17	-19.24%
Total Current Liabilities	57,830.33	66,759.87	-8,929.54	-13.38%
Total Liabilities	57,830.33	66,759.87	-8,929.54	-13.38%
Equity				
1-Serge Chaillout - Par Cap Acc				
1.Member Serge Chaillout Equity	468,750.00	468,750.00	0.00	0.0%
2.Member Serge Chaillout Draws	-129,602.95	-106,619.85	-22,983.10	-21.56%
Total 1-Serge Chaillout - Par Cap Acc	339,147.05	362,130.15	-22,983.10	-6.35%
2-Sylvain Chaillout - Pa Cap Ac				
5.Member Sylvain Chaillout Equi	234,375.00	234,375.00	0.00	0.0%

Les Gourmands, LLC

	Dec 31, 19	Dec 31, 18	$ Change	% Change
6.Member Sylvain Chaillout Draw	-96,408.74	-68,902.78	-27,505.96	-39.92%
Total 2-Sylvain Chaillout - Pa Cap Ac	137,966.26	165,472.22	-27,505.96	-16.62%
3-Yann Corvellec - Par Cap Acct				
7.Member Yann Corvellec Equity	150,000.00	150,000.00	0.00	0.0%
8.Member Yann Corvellec Draws	-5,822.10	-4,097.00	-1,725.10	-42.11%
Total 3-Yann Corvellec - Par Cap Acct	144,177.90	145,903.00	-1,725.10	-1.18%
4-Cather. Dehasque - Part Cap A				
3.Member Catherine Chaillout E	84,375.00	84,375.00	0.00	0.0%
4.Member Catherine Chaillout Dr	8,731.88	-2,305.00	11,036.88	478.82%
Total 4-Cather. Dehasque - Part Cap A	93,106.88	82,070.00	11,036.88	13.45%
Net Income	172,581.28	120,796.43	51,784.85	42.87%
Total Equity	886,979.37	876,371.80	10,607.57	1.21%
TOTAL LIABILITIES & EQUITY	944,809.70	943,131.67	1,678.03	0.18%

Les Gourmands, LLC

Dec 31, 20

	TOTAL
Ordinary Income/Expense	
Income	
Allset Food Income	1,472.61
Doordash Income	1,928.49
Food Sales	1,690.18
Interest Income	1.11
Merchandise Sales	458,483.12
Postmates Income	11,479.71
Total Income	475,055.22
Cost of Goods Sold	
Beverage supplies	14,595.05
Discounts Given	1,358.36
Food supplies	60,187.05
Freight	1,909.10
Packaging	7,952.63
Total COGS	86,002.19
Gross Profit	389,053.03
Expense	
Bank Service Charges	
Payment service fees	15,795.65
Bank Service Charges - Other	1,883.29
Total Bank Service Charges	17,678.94
Business Licenses and Permits	30.00
Computer and Internet Expenses	836.03
Depreciation Expense	23,067.41
Dues & Subscription	120.00
Freight and Shipping Costs	0.00
Insurance Expense	
Businessowners Policy	2,949.60
Dental Insurance	1,130.60
Workers Compensation	14,450.75
Insurance Expense - Other	15,688.50
Total Insurance Expense	34,219.45
Licenses & Permits	1,685.69
Misc Costs	0.10
Office Supplies	1,069.11
Payroll Expenses	
FICA	5,575.96
FUTA	348.60
Gross wages	72,888.67
SUI	864.32

Les Gourmands, LLC

Dec 31, 20

	TOTAL
Total Payroll Expenses	79,677.55
Postage & delivery	67.75
Professional Fees	
Accounting fees	24,613.00
Consulting fees	4,680.00
Legal fees	10,000.00
Payroll fees	2,000.90
Total Professional Fees	41,293.90
Rent Expense	
Business location	59,578.40
Rental charges	37,507.90
Storage	180.00
Total Rent Expense	97,266.30
Repairs and Maintenance	2,046.06
Small Equipment	4,175.17
Telephone Expense	2,113.10
Travel expenses	
Taxi	745.26
Total Travel expenses	745.26
Utilities	
Shop	14,769.84
Total Utilities	14,769.84
Total Expense	320,861.66
Net Ordinary Income	68,191.37
Other Income/Expense	
Other Income	
Other Income	200.06
Total Other Income	200.06
Other Expense	
Ask My Accountant	1,997.00
CA Income Tax	3,300.00
Total Other Expense	5,297.00
Net Other Income	-5,096.94
Net Income	**63,094.43**

Les Gourmands, LLC

	Dec 31, 20
ASSETS	
Current Assets	
Checking/Savings	
BoW #1809	146,476.27
Cash in Drawer	755.96
CNB - Collateral CC xx5397	5,003.82
CNB - xx7306	2,528.17
Paypal Account - xx8VZ2	1,954.85
Paypal Account - xxNPC8	2,470.58
Total Checking/Savings	159,189.65
Other Current Assets	
Inventory - Beverage supplies	3,926.50
Inventory - Finished products	5,919.10
Inventory - Food supplies	3,020.42
Inventory - Packaging stock	8,033.90
Prepaid Expenses	21,080.00
Undeposited Funds	4,614.59
Total Other Current Assets	46,594.51
Total Current Assets	205,784.16
Fixed Assets	
Accumulated Depreciation	
Leasehold Improvement	-37,783.22
Machinery & Equipment	-45,881.61
Total Accumulated Depreciation	-83,664.83
Goodwill	487,500.00
Machinery and Equipment	
3 level glass refrigerated disp	3,145.42
Carpigiani Pastochef	14,647.50
Fork Kneader	12,400.24
Freezer	12,965.40
Handling Rack	4,260.48
Ipad Revel	1,983.42
Ovens	23,970.48
Planetary Mixer	8,515.42
Refrigerated Table	7,446.52
Refrigerator	7,226.95
Retarder-Proofer	16,117.42
Reversible Dough Sheeter	7,771.58
Water chiller	4,497.79
Machinery and Equipment - Other	22,153.45
Total Machinery and Equipment	147,102.07
Shop Improvement	

Les Gourmands, LLC

	Dec 31, 20
Electricity Improvement	7,161.20
Inspection fees	9,431.31
Leasehold Improvement	165,770.05
License & Permits	965.00
Total Shop Improvement	183,327.56
Total Fixed Assets	734,264.80
Other Assets	
Les Gourmands Emergency Fund	898.49
Security Deposit	25,886.44
Total Other Assets	26,784.93
TOTAL ASSETS	966,833.89
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	27,815.80
Total Accounts Payable	27,815.80
Credit Cards	
Credit card xx3429	4,455.85
Total Credit Cards	4,455.85
Other Current Liabilities	
Accrued expenses	95,651.97
Gift Cards Outstanding	12,847.32
Payroll Liabilities - Wages	699.23
Sales Tax Payable	272.65
Total Other Current Liabilities	109,471.17
Total Current Liabilities	141,742.82
Total Liabilities	141,742.82
Equity	
1-Serge Chaillout - Par Cap Acc	
1.Member Serge Chaillout Equity	468,750.00
2.Member Serge Chaillout Draws	-78,910.68
Total 1-Serge Chaillout - Par Cap Acc	389,839.32
2-Sylvain Chaillout - Pa Cap Ac	
5.Member Sylvain Chaillout Equi	234,375.00
6.Member Sylvain Chaillout Draw	-93,582.59
Total 2-Sylvain Chaillout - Pa Cap Ac	140,792.41
3-Yann Corvellec - Par Cap Acct	
7.Member Yann Corvellec Equity	150,000.00
8.Member Yann Corvellec Draws	7,533.90
Total 3-Yann Corvellec - Par Cap Acct	157,533.90

Les Gourmands, LLC

	Dec 31, 20
4-Cather. Dehasque - Part Cap A	
3.Member Catherine Chaillout E	84,375.00
4.Member Catherine Chaillout Dr	-10,543.99
Total 4-Cather. Dehasque - Part Cap A	73,831.01
Net Income	63,094.43
Total Equity	825,091.07
TOTAL LIABILITIES & EQUITY	966,833.89

I, Yann Corvellec, certify that:

1. The financial statements of Les Gourmands included in this Form are true and complete in all material respects; and
2. The tax return information of Les Gourmands included in this Form reflects accurately the information reported on the tax return for Les Gourmands for the fiscal years ended 2018 and 2019 (most recently available as of the Date of this Form C).

Signature   *Yann Corvellec*

Name: Yann Corvellec

Title: CFO